Exhibit 99.1

SMX Forms International Legal Prosecuting Task Force to Investigate

Possible Irregular Past Trading Patterns and

Possible Illegal Market Manipulation Of The Company’s Shares

NEW YORK, April 10, 2023 – SMX (Security Matters) plc (NASDAQ:SMX; SMXWW) announced today that its executive management is continuing its review and analysis of the recent trading history of its ordinary shares, to determine whether the Company may be the target of a market manipulation scheme that has adversely affected its share price.

In an attempt to preserve the value of its shareholders’ equity, SMX has formed an ad hoc International Legal Prosecuting Task Force to begin a comprehensive investigation and analysis of possible irregular past trading patterns and possible illegal market manipulation of the Company’s shares.

The Task Force is currently comprised of:

Arthur Cox of Ireland, Afik Law of Israel, as well as the recently retained Christian Levine Law Group and Warshaw Burstein, LLP, both of whom have specific expertise in stock fraud and market manipulation cases. During the past 22 years, these firms have successfully prosecuted broker-dealers, market-makers, hedge funds, and asset-based lenders who have engaged in market manipulation schemes.

SMX intends to investigate and, based on its findings, prosecute any party that has caused the destruction of the market value of its shares. The Company believes that forming the Task Force is the first step in protecting our shareholders from unscrupulous market manipulators that may be looking to profit from their unlawful conduct. The Company is committed to taking all necessary measures to protect its shareholders from bad actors and does not intend to stop its efforts until it has achieved its objectives. The Company thanks its shareholders for their ongoing support.

After its initial analysis and investigation, SMX may consider further actions in line with what other publicly traded companies have done to counter illegal trading. Some of these actions, which the Company could consider after is full investigation into the matter, may include one or more of the following or possibly other actions:

•

Advancing to the next stage of the legal process, and explore legal action against anyone reasonably believed to be involved or suspected of being involved in any type of market manipulation relating to the Company’s ordinary shares.

•	Issuing a special dividend to all shareholders, which management believes may help to expose those who may have participated in market manipulation relating to the Company’s ordinary shares.

•	Exploring the possibility of a dual listing of SMX ordinary shares, in the future, which management believes could make market manipulation by illegal naked short selling more difficult.

—Ends—

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

For further information contact:

INVESTOR RELATION ENQUIRIES

Eric Dusansky

Inflection Partners, New Orleans, USA

P: +1 917 420 1309 or +1 504 381 4603

E: eric@inflectionpartnersllc.com

SMX GENERAL ENQUIRIES

E: info@securitymattersltd.com

About SMX

As global businesses faces new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2